Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of
1934, as amended.  Omitted portions have been filed separately with the Securities and Exchange
Commission.

COOPERATIVE RESEARCH AND PRODUCT DEVELOPMENT AGREEMENT

This AGREEMENT (“Agreement”), effective as of March 17, 2009, (“Effective Date”) is between MAXIM BIOTECH, INC., a California corporation (“Maxim”), and MULTICELL TECHNOLOGIES, INC., a Delaware Corporation (“MultiCell”).

WITNESSETH:

WHEREAS, Maxim has certain technologies, and manufactures and sells reagents and reagent tool kits, related to the elucidation of gene function and their encoded proteins;

WHEREAS, MultiCell has certain technology assets related to human hepatocyte cells and human liver stem cells; and,

WHEREAS, Maxim and MultiCell desire to cooperate to jointly research and develop products related to the isolation, characterization, differentiation, and function of human hepatocyte cells and human liver stem cells.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree as follows:

1.           Conduct of Research.  Maxim and MultiCell will conduct research in accordance with the proposal set forth in Exhibit A hereto (“Research”).  In the event of any inconsistency between this Agreement and Exhibit A thereto, the terms of this Agreement shall control.

2.           Support for the Research.  During the term of this Agreement, an annual Research Budget (“Budget”) shall be established.  Maxim and MultiCell shall discuss and agree to all proposed costs in advance of either party commencing work on the Research.  Maxim and MultiCell must obtain written approval from each other before making any change in the budgetary allocation for the Research.

3.           Reports of Research; Confidentiality.

a.           Maxim will make an Invention Disclosure Report to the MultiCell with respect to any new and useful process, machine, manufacture or composition of matter (including any chemical compound or substances, nucleic acid molecule, biological cell, or component thereof, whether derived from biological material or synthesized), as well as any and all improvements thereto, conceived of or first reduced to practice during the term of this Agreement in the performance of Research hereunder (“Invention”) reported to it by an employee of Maxim or a consultant of Maxim working in collaboration with Maxim.

b.           Maxim and MultiCell will provide semi-annual written reports to their respective Board of Directors summarizing Research activity not previously reported pursuant to Section 3(a) hereof, which shall include a Research Information Report with respect to information and materials (including any chemical compound or substances, nucleic acid molecule, biological cell, or component thereof, whether derived from biological material or synthesized) developed in the course of Research hereunder, but which does not constitute an Invention (“Research Information”).  Maxim and MultiCell with deliver to their respective Board of Directors a final report of the Research within thirty (30) days following the end of the term of this Agreement.

c.           Maxim and MultiCell, their employees and consultants will treat as confidential all Invention Disclosure Reports and Research Information Reports, as well as any other reports, information and materials furnished hereunder designated in writing as “Confidential”.  Except to the extent required by law, for the term of this Agreement and five (5) years thereafter, neither Maxim or MultiCell shall not disclose or make available any information disclosed in such Invention Disclosure Reports and Research Information Reports and other confidential reports, information, and materials to any third party without the other party’s written permission, and each party will use Inventions and Research Information only for the purpose of evaluating its interest in future research or possible commercial development of the results of Research; provided, however, that the Maxim and MultiCell may disclose such information to third party advisors or consultants under obligations of confidentiality and non-use no less strict than those contained herein.

d.           Maxim and MultiCell may, but are not obligated to, receive confidential information belonging to the other party.  Maxim and MultiCell will not disclose or make available confidential information received from the other party to third parties without the disclosing party’s prior written permission during the term of this Agreement and five (5) years thereafter.  Maxim’s and MultiCell’s obligations under this paragraph apply only to information which the disclosing party has designated in writing as “Confidential”.

e.           The obligations of confidentiality under this Section 3 do not apply to any information which: (i) was in the public domain at the time of disclosure, (ii) later became part of the public domain through no act or omission of the recipient party, its employees agents, successors, or assigns, (iii) was lawfully disclosed to the recipient party by a third party having the right to disclose it, (iv) was already known by the recipient party at the time of disclosure and recipient can so demonstrate by competent written proof or (v) is required to be disclosed to a governmental agency pursuant to such agency’s rule and regulations in order to secure regulatory approval or otherwise required to be disclosed pursuant to applicable law, regulation, or court order, provided that the recipient party shall promptly notify  the disclosing party of such disclosure requirement so that  the disclosing party may seek a protective order, should it so choose.

4.           MultiCell Option and Licenses; Indemnification; Good Laboratory Practices.

a.           Subject to any limitations imposed by law, Maxim grants MultiCell an option to obtain an exclusive license to any Invention or Research Information.  The terms and conditions of said exclusive license will be negotiated between the parties at the time the Invention or Research Information is conceived or is reduced to practice.

b.           Subject to the MultiCell's license rights described in subsection (a) of this Section 4, MultiCell shall have sole right, title, and interest to any Invention and Research Information.  Notwithstanding the foregoing, in the event Maxim and MultiCell are unable to negotiate a mutually acceptable exclusive license agreement, MultiCell shall have the right to negotiate an exclusive license agreement with a third party with respect to any Invention or Research Information on terms as good as or more favorable than those last negotiated between the parties hereto.  MultiCell shall have the right to accept such third party license for itself under the final terms negotiated with the third party.  If MultiCell does not accept said third-party license within five business days (5) days following the completion of final negotiations, MultiCell shall be required to execute said third party license.

c.           Subject to the MultiCell’s license rights described in subsection (a) or (b) of this Section 4, the MultiCell and Maxim shall have no right to use Inventions and Research Information for any purpose whatsoever, provided, however, MultiCell shall have the right to publish, present, discuss or otherwise disclose the Research Information to third parties, including , but not limited to, analysts, investors, potential investors, partners, collaborators etc., in a manner consistent with its status as Confidential Information pursuant to paragraph 3 herein.  To the extent such Research Information encompasses an Invention hereunder, MultiCell shall not publish, present, discuss or otherwise disclose said Research Information until a patent application is filed, if any, pursuant to paragraph 5 herein.

d.           MultiCell and Maxim shall indemnify, defend and hold each other harmless from and against any and all actions, suits, claims, demands, prosecutions, liabilities, costs, expenses, damages, deficiencies, losses or obligations (including attorneys’ fees) based on or arising out of its use of Inventions and Research Information, except to the extent  that a court of competent jurisdiction determines that such actions, suits, claims, demands, prosecutions, liabilities, costs, expenses, damages, deficiencies, losses or obligations (including attorneys’ fees) are due, in whole or part, to the gross negligence, recklessness or willful misconduct of either Maxim or MultiCell.  Each party shall reimburse the other party for the cost of enforcing this provision unless a court of competent jurisdiction has determined that such actions, suits, claims, demands, prosecutions, liabilities, costs, expenses, damages, deficiencies, losses or obligations (including attorneys’ fees) were due, in whole or part, to the gross negligence, recklessness, infringement of a third party’s patent, or willful misconduct of the other party.

e.           MultiCell and Maxim acknowledge and agree that Maxim does not comply and the Research will not be conducted in accordance with the requirements of 21 CFR Part 58, Good Laboratory Practice for Nonclinical Laboratory Studies (the “GLP Regulations“).  In any submission by MultiCell to the U.S. Food and Drug Administration citing the Research, MultiCell will state that the Research was not intended to be performed in compliance with the GLP Regulations.  MultiCell will  indemnify Maxim for all costs and expenses, including reasonable attorneys’ fees, incurred in connection with any audit or inspection by the U. S. Food and Drug Administration concerning Maxim’s compliance or non-compliance with the GLP regulations in the conduct of the Research resulting from any submission by MultiCell to the U. S. Food and Drug Administration citing the Research.

5.           Patent Prosecution.

a.           Within ninety (90) days of receiving an Invention Disclosure Report under Section 3(a), the MultiCell will advise Maxim in writing whether it wishes a patent application to be made with respect to such Invention.  However, in no event shall such a patent application constitute, nor be deemed to constitute, any grant of right to MultiCell to exploit or otherwise use such Invention in the absence of the execution of a license to such Invention pursuant to Section 4(a) of this Agreement.

b.           If the MultiCell determines that it desires a patent application to be made, MultiCell, by qualified counsel selected after reasonable consultation with the Maxim and to whom the Maxim has no reasonable objection, shall prepare, file and prosecute such application in MultiCell’s name and in countries designated by MultiCell.  MultiCell shall promptly provide copies to Maxim of any proposed patent application filing and any communications from any patent office relating to any patent application made with respect to such Invention.  MultiCell shall pay reasonable expenses incurred in filing and prosecuting such patent applications, including attorneys' fees, taxes, annuities, issue fees, working fees, maintenance fees and renewal charges provided, however, that the exclusive license option granted to MultiCell pursuant to Section 4(a) of this Agreement or any license obtained pursuant to Section 4(b) of this Agreement is still in force.

c.           Both parties agree to cooperate with the other party to execute all lawful papers and instruments, to make all rightful oaths and declarations and to provide consultation and assistance as may be necessary in the preparation, prosecution, maintenance, and reinforcement of all such patent applications and patents.

d.           If the MultiCell does not wish to have a patent application filed or prosecution continued with respect to an Invention in a particular country or countries, Maxim may file such application or continue prosecution at its own expense, and Maxim will be free to enter into a licensing agreement for or otherwise dispose of its patent rights in such Invention for the countries for which Maxim has filed such applications or continued such prosecution at its own expense with any other person or persons on any terms.

6.           Financial Records and Reports.  MultiCell and Maxim will maintain records of its expenditures of funds received under this Agreement in accordance with its customary accounting policies and procedures and, within 120 days following the end of any calendar quarter, each party shall provide the other party with a summary of all costs incurred and expenditures made under this Agreement.  During the term of this Agreement, and for two years after the term of this Agreement, on reasonable notice and during normal business hours, either party may examine the other party’s accounting records with respect to cost incurred and expenditures made under this Agreement.

7.           Governance of the Research; Title to Property; Independent Contractor.  Maxim and MultiCell shall be jointly responsible for the governance of the Research conducted under this Agreement.  Professional and other staff working on the Research will be employees or consultants of Maxim or MultiCell appointed in accordance with and subject to Maxim's and MultiCell’s respective employment policies and procedures.  Title to all equipment acquired by Maxim or MultiCell used to perform the Research and all equipment, materials, and other tangible results of the Research will vest with the acquiring party upon acquisition, subject to all applicable terms of this Agreement.  Maxim and MultiCell are independent contractors and neither party is an agent or affiliate of the other party.

8.           Project Disclosure and Publication.  All individuals conducting Research under this Agreement (“Researchers”) shall be required to comply with the project disclosure and publication conditions described in this Agreement.   Maxim and MultiCell shall promptly deliver to each other copies of any proposed scientific articles, papers or abstracts it receives from Researchers.  Maxim and MultiCell shall have sixty (60) days from the date drafts of such proposed scientific articles, papers or abstracts which disclose Inventions are sent to jointly decide whether to submit such proposed scientific articles, papers or abstracts for publication.  Maxim and MultiCell shall review the proposed scientific articles, papers or abstracts as they are made available, and will conduct their review of such portions in a manner comparable to its review of complete proposed publications.  MultiCell may request the filing of a patent application at MultiCell’s expense relating to said proposed scientific article, paper or abstract prior to their publication by either party.

9.           Prohibition Against Use of Name.   MultiCell and Maxim shall not use the other party’s name, insignia, symbols, or trademarks, or any variation or combination thereof, or the name of an employee or a Board of Directors member or a Scientific Advisory Board member for any purpose whatsoever without the other party's prior written consent, provided, however, that MultiCell may note in various corporate communications and filings with the SEC that it is conducting research in cooperation with Maxim.

10.          Term of Agreement.

a.           Subject to federal, state, local or internal compliance requirements, this Agreement shall be effective as of the date first set forth above and shall continue in full force and effect, unless earlier terminated as herein provided, for five (5) years (the Research Period) after the Effective Date.   Neither MultiCell or Maxim warrant any particular result from the Research or that the Research shall be completed by the end of the Research Period.  MultiCell reserves the right to  continue the Research Period indefinitely to allow for continuing work on the Research.

b.           If either party commits a material breach of this Agreement, the non-breaching party shall have the right to terminate this Agreement upon ninety (90) days prior advance written notice to the breaching party unless the breaching party shall have cured the breach complained of within the ninety day notice period, in which case the Agreement shall continue in full force and effect.

c.           This Agreement shall automatically terminate if either party commits any act of bankruptcy, becomes insolvent, files a petition under any bankruptcy or insolvency act or has any such petition filed against it.

d.           All rights and obligations accruing to the parties shall survive termination of this Agreement.  Except for termination because of the MultiCell's default, MultiCell's rights under Section 4 of this Agreement shall survive the termination of this Agreement.

e.           On termination of this Agreement due to a default by one party and failure to cure such default within the time period set forth in Section 10(b) hereof, the defaulting party shall have no further rights hereunder other than any rights intended to survive the termination of this Agreement.

f.            Under no circumstances whatsoever, shall the liability of Maxim or MultiCell exceed the payments made to by one party to the other under this Agreement.

11.          Notices.  Any notice required or permitted to be given under this Agreement shall be sufficient if sent by certified mail (return receipt requested), postage prepaid,

if to Maxim:	Joe Maa, Ph.D.
President & CEO
Maxim Biotech, Inc.
1500 E. Gude Drive
Rockville, MD 20850

if to MultiCell:	W. Gerald Newmin
Chairman & Acting CEO
Multicell Technologies, Inc.
68 Cumberland Street, Suite 301
Woonsocket, RI 02895

copy to:	Martin Schroeder
EVP & Managing Director
The Emmes Group, Inc.
92 Natoma Street, Suite 200
San Francisco, CA 94105

or to such other address as a party may specify by notice hereunder.

12.          Assignment.  This Agreement and all rights and obligations hereunder may not be assigned by either party without the written consent of the non-assigning party, and any attempt to assign without such consent shall be void; provided, however, that either party may assign this Agreement in connection with (i) the sale or transfer of all or substantially all the business to which this Agreement pertains; or (ii) the merger or consolidation of either party with another company. This Agreement shall be binding upon and inure to the benefit of Maxim, MultiCell and their respective permitted assigns and successors in interest.

13.          Entire Agreement; Amendment.  This Agreement sets forth the entire agreement between the parties and supersedes all previous agreements, written or oral.  This Agreement may be amended only by an instrument in writing duly executed on behalf of the parties.

14.          Governing Law; Miscellaneous.  This Agreement shall be governed by Delaware  law applicable to agreements made and to be performed in Delaware, without regards to conflict of law principles in any jurisdiction.  Nothing in this Agreement will be construed as a promise by either party to achieve any specific research result.  In the event of a conflict between this Agreement and any attachment hereto, the terms of this Agreement will govern.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first written above.

FOR MULTICELL TECHNOLOGIES, INC.:

By:
W. Gerald Newmin
Chairman and Acting Chief Executive Officer

FOR MAXIM BIOTECH, INC.:

By:
Joe Maa, Ph.D.
President and Chief Executive Officer

EXHIBIT A
Cooperative Research and Product Development Agreement
Project Scope and Specific Aims

Background

Multicell Technologies owns unique cell-based technology for use in drug discovery applications, and sells human hepatocyte cell lines used by the pharmaceutical industry to screen new drugs and therapeutics for toxicity.  While growing in culture, Multicell’s human hepatocytes (BioFactories™) continue to secrete a spectrum of therapeutic proteins including Factor VIII, Factor XI, and alpha-1-antitrypsin that are virtually indistinguishable from the native proteins.  MultiCell's immortalized human hepatocyte cell lines, designated Ea1C-35 and Fa2N-4, are protected by several issued and pending patents.

Multicell also has significant assets related to the isolation and differentiation of liver stem cells, and has been issued two U.S. patents (6,872,389 and 6,129,911) relating to the isolation of primary liver cell clusters (primary hepatocyte cell together with an undifferentiated liver stem cell), and methods for obtaining liver stem cells from primary liver cell clusters.  These liver stem cells are isolated from adult tissue, and can be further studied as a potential means to treat degenerative liver diseases or inherited deficiencies of liver function.

Maxim Biotech owns technologies which improve the manner in which life science and medical researchers perform nucleic acid amplification assays and other molecular biology-related techniques.  Maxim’s core competency in developing multiplex amplification assay systems affords researchers the opportunity to significantly increase their assay through-put while reducing the time consuming and laborious nature that is typical of many of today’s amplification assay systems.  Maxim sells over 1,000 different molecular biology reagents and reagent tool kits.

Multicell and Maxim propose to work together to develop, manufacture, and market a family of reagents and reagent tool kits sold under Multicell’s brand name which target life science research (LSR) applications with a particular focus on products used for liver stem-related LSR applications.

Phase 1 – Initial Products

Multicell currently has two human hepatocyte cell lines, the Fa2N-4 and Ea1C-35 cell lines.  Multicell also has procedures (SOPs) which it uses internally to isolate and immortalize primary human hepatocyte cells, and to isolate and differentiate human liver stem cells.  The Fa2N-4 immortalized human hepatocyte cell line is presently sold by Multicell and Corning/Xenotech for drug toxicity testing applications.  The SOPs will be “productized” by Multicell and Maxim to produce the following LSR reagents and reagent tool kits:

1.	Isolation of primary human hepatocytes.
2.	Isolation of human liver stem cells via liver cell clusters.
3.	Immortalization of human hepatocytes.
4.	Cell growth media for the maintenance and expansion of human hepatocytes.
5.	Protein expression using human hepatocytes.

Maxim Biotech has identified several products within their existing product portfolio which can be private labeled by Multicell including:

1.	BDtract Genomic DNA Isolation kit.
2.	GStract Total RNA Isolation kit.

3.	RDtract DNA/RNA Isolation kit.
4.	PCR-ready cDNA (human).
5.	Single-Step RT-PCR kit.
6.	Tissue Blocks.
7.	PCR/MPCR optimization reagents and buffers, and other general molecular biology reagents.
8.	Enzyme Immunoassay reagents, including blocking buffer, conjugate diluent, substrate diluent and stabilization buffer, etc.
9.	Custom Services – including GMP plasmid construction and preparation, specific PCR target amplification, and immunoassay development.

Phase 2 – Human Hepatocellular Carcinoma and Liver Stem Cells

Certain LSR applications that need accurate replication often require large amounts of high-quality DNA for analysis and archiving.  Areas where high fidelity, low mutation whole genome amplification (WGA) is necessary include molecular cloning, single cell analysis, and genome-wide analysis of single nucleotide polymorphisms (SNP).

The development of WGA methods (reviewed in [1,2]) has recently made it possible to analyze multiple genomic loci from single cells.  Early methods were based on PCR and included degenerate oligonucleotide-primed (DOP) PCR [3], primer extension pre-amplification (PEP) [4], and ligation-mediated PCR [5].  PCR-based WGA techniques were used to amplify genomes of single cells such as blastomeres in pre-implantation genetic diagnosis (reviewed in [6,7]), lymphocytes [8], hepatocytes [9], sperm [10], oocytes [11], bone marrow cells [12,13], and even single chromosomes [14].

Tumor tissues are composed of heterogeneous cell populations.  A minority of tumor cells are “cancer stem cells” that may be important for resistance to therapy and metastasis [15].  The tumor microenvironment contains various non-malignant cells such as lymphocytes and fibroblasts that interact with the malignant cells [16].  Importantly, while significant progress was made in developing cancer therapies that result in cytoreduction and thus tumor regression, the control of cancer over a longer interval and especially of metastatic disease, remains a key goal.  Cancer stem cells, believed to be responsible for cancer relapse by being less sensitive to conventional therapies, may thus offer a unique opportunity to identify and develop a new generation of more effective anticancer agents (both small molecules and biotherapies) [17].  The ability to analyze, at the single cell level, the genomes of various malignant and non-malignant cells is expected to increase our understanding of cancer.

In an effort to review the evidence that liver cancer stem cells exist, two fundamental questions must be addressed.  First, do hepatocellular carcinomas (HCC) arise from liver stem cells?  Second, do HCCs contain cells that possess properties of cancer stem cells?

For many years the finding of preneoplastic nodules in the liver during experimental induction of HCCs by chemicals was interpreted to support the hypothesis that HCC arose by dedifferentiation of mature liver cells.  More recently, recognition of the role of small liver oval cells in the carcinogenic process led to a new hypothesis that HCC arises by maturation arrest of liver stem cells.  Analysis of the cells in HCC supports the presence of cells with stem-cell properties (i.e., immortality, transplantability, and resistance to therapy).  However, definitive markers for these putative cancer stem cells have not yet been found, and a liver cancer stem cell has not been isolated [18].

The objective of Phase 2 of the cooperative research program being conducted between Multicell and Maxim is to develop:

1.	LSR reagent tool kits used to identify and isolate human cancer stem cells (liver and other types);

2.
A family of human hepatocyte and human liver stem cell whole genome amplification LSR reagents and reagent tool kits, and other related reagents and reagent tool kits used for the study of the development of liver cancer in humans.

3.
A family of cancer stem cell whole genome, transcriptome amplification LSR reagents, proteomics reagents and reagent tool kits, and other related reagents and reagent tool kits used for the study of the development of human cancers in general, and identification of therapeutic targets, and diagnostic and prognostic markers.

In addition, Multicell and Maxim will explore the possibility of acquiring new reagents and know-how to isolate and characterize cancer stem cells, to amplify Multicell’s LSR reagent and reagent tool kit product lines to support identification of new therapies for cancer and organ insufficiency.

[***]

Multicell intends to leverage the human hepatocellular carcinoma and liver stem cell research effort not only by selling reagents and reagent tool kits to LSR investigators, but hopes to additionally obtain novel clinical diagnostic and therapeutic product opportunities for the identification and treatment of liver cancer in humans.

Project Plan and Budget

A more detailed project plan and budget will be jointly prepared by Multicell and Maxim prior to the commencement of any work.

References

1.	Lasken, RS; Egholm, M. Whole genome amplification: abundant supplies of DNA from precious samples or clinical specimens. Trends Biotechnol. 2003;21:531–535. doi: 10.1016/j.tibtech.2003.09.010.

2.
Panelli, S; Damiani, G; Espen, L; Micheli, G; Sgaramella, V. Towards the analysis of the genomes of single cells: further characterisation of the multiple displacement amplification. Gene. 2006;372:1–7. doi: 10.1016/j.gene.2006.01.032.

3.
Telenius, H; Carter, NP; Bebb, CE; Nordenskjold, M; Ponder, BA; Tunnacliffe, A. Degenerate oligonucleotide-primed PCR: general amplification of target DNA by a single degenerate primer. Genomics. 1992;13:718–725. doi: 10.1016/0888-7543(92)90147-K.

4.
Zhang, L; Cui, X; Schmitt, K; Hubert, R; Navidi, W; Arnheim, N. Whole genome amplification from a single cell: implications for genetic analysis. Proc Natl Acad Sci U S A. 1992;89:5847–5851. doi: 10.1073/pnas.89.13.5847.

5.
Saunders, RD; Glover, DM; Ashburner, M; Siden-Kiamos, I; Louis, C; Monastirioti, M; Savakis, C; Kafatos, F. PCR amplification of DNA microdissected from a single polytene chromosome band: a comparison with conventional microcloning. Nucleic Acids Res. 1989;17:9027–9037. doi: 10.1093/nar/17.22.9027.

6.	Coskun, S; Alsmadi, O. Whole genome amplification from a single cell: a new era for preimplantation genetic diagnosis. Prenat Diagn. 2007;27:297–302. doi: 10.1002/pd.1667.

7.
Peng, W; Takabayashi, H; Ikawa, K. Whole genome amplification from single cells in preimplantation genetic diagnosis and prenatal diagnosis. Eur J Obstet Gynecol Reprod Biol. 2007;131:13–20. doi: 10.1016/j.ejogrb.2006.07.027.

8.	Hu, DG; Webb, G; Hussey, N. Aneuploidy detection in single cells using DNA array-based comparative genomic hybridization. Mol Hum Reprod. 2004;10:283–289. doi: 10.1093/humrep/gah038.

9.	Salipante, SJ; Horwitz, MS. Phylogenetic fate mapping. Proc Natl Acad Sci U S A. 2006;103:5448–5453. doi: 10.1073/pnas.0601265103.

10.
Sanchez-Garcia, JF; Benet, J; Gutierrez-Mateo, C; Luis Seculi, J; Monros, E; Navarro, J. Multiple mutation analysis of the cystic fibrosis gene in single cells. Mol Hum Reprod. 2005;11:463–468. doi: 10.1093/molehr/gah176.

11.
Klein, CA; Schmidt-Kittler, O; Schardt, JA; Pantel, K; Speicher, MR; Riethmuller, G. Comparative genomic hybridization, loss of heterozygosity, and DNA sequence analysis of single cells. Proc Natl Acad Sci U S A. 1999;96:4494–4499. doi: 10.1073/pnas.96.8.4494.

12.
Gangnus, R; Langer, S; Breit, E; Pantel, K; Speicher, MR. Genomic profiling of viable and proliferative micrometastatic cells from early-stage breast cancer patients. Clin Cancer Res. 2004;10:3457–3464. doi: 10.1158/1078-0432.CCR-03-0818.

13.
Liu, X; Wang, H; Li, Y; Tang, Y; Liu, Y; Hu, X; Jia, P; Ying, K; Feng, Q; Guan, J; Jin, C; Zhang, L; Lou, L; Zhou, Z; Han, B. Preparation of single rice chromosome for construction of a DNA library using a laser microbeam trap. J Biotechnol. 2004;109:217–226. doi: 10.1016/j.jbiotec.2003.12.012.

14.
Thalhammer, S; Langer, S; Speicher, MR; Heckl, WM; Geigl, JB. Generation of chromosome painting probes from single chromosomes by laser microdissection and linker-adaptor PCR. Chromosome Res. 2004;12:337–343.  doi: 10.1023/B:CHRO.0000034132.77192.5f.

15.	Dalerba, P; Cho, RW; Clarke, MF. Cancer stem cells: models and concepts. Annu Rev Med. 2007;58:267–284. doi: 10.1146/annurev.med.58.062105.204854.

16.	Mueller, MM; Fusenig, NE. Friends or foes - bipolar effects of the tumour stroma in cancer. Nat Rev Cancer. 2004;4:839–849. doi: 10.1038/nrc1477.

17.	Guo W, Lasky JL 3rd, Wu H. Cancer Stem Cells. Pediatr Res. 2006 Apr;59(4 Pt 2):59R-64R. PMID: 16549550.

18.	Stewart Sell and Hyam L. Leffert, Liver Cancer Stem Cells, Journal of Clinical Oncology, Vol 26, No 17 (June 10), 2008: pp. 2800-2805. doi: 10.1200/JCO.2007.15.5945.